Press Release
- For Immediate Release -


                    SECURITY CAPITAL ATLANTIC INCORPORATED
                      Reports 6.1% Increase Year-To-Date
                in Funds from Operations Over Prior Year Period


July 21, 1997 -- Security Capital Atlantic Incorporated (ATLANTIC) (NYSE:SCA) reported Funds from Operations (FFO) of $17,941,000 or $0.44 per share for the quarter ended June 30, 1997, compared with $13,170,000 or $0.43 per share in the prior year period. For the first half of 1997, FFO was $34,431,000 or $0.87 per share, an increase of 6.1% compared with $23,920,000 or $0.82 per share for the same period of 1996. (The 1996 results have been restated on a pro forma basis for the spin-off of ATLANTIC's Homestead Village(R) assets as if the transaction had occurred on January 1, 1996.)

Total revenues for the second quarter of 1997 were $41,874,000, compared to $32,977,000 for the same quarter of 1996. For the first half of 1997, total revenues were $81,811,000, compared with $63,852,000 for the same period of 1996. Developments generated 39% of ATLANTIC's increase in FFO, with acquisitions and the impact of repositioning these properties to meet ATLANTIC's long-term investment objectives generating 43%. The remaining 18% of FFO growth was produced by an increase in net operating income (NOI) for ATLANTIC's same-store portfolio.

Constance B. Moore, Co-Chairman and Chief Operating Officer, said ATLANTIC's performance for the quarter was in line with management's expectations. "ATLANTIC's second quarter performance was impacted by a supply imbalance in several of our markets, which we believe is temporary, and has resulted in moderate collections growth," she said. In addition, during the second and third quarters of 1996 the Atlanta market, which currently represents 43% of ATLANTIC's same-store portfolio, experienced a one-time benefit due to the 1996 Summer Olympics, which resulted in unusually strong occupancy and rental rate growth during that period.

NOI, as adjusted, for ATLANTIC's communities that were fully operational throughout the first six months of 1997 and 1996, increased 3.07%. The increase in NOI reflects a 2.17% increase in collections for the period and expense growth of 0.78% for the period. Ms. Moore said ATLANTIC's management is focused on improving operating efficiencies at the property level. The company's continued focus on customer service has helped to stabilize resident turnover and maintain occupancy. Turnover in the first six months of the year was 63.55% and average occupancy for the same period was 94.66% for these communities.

James C. Potts, Co-Chairman and Chief Investment Officer, noted that ATLANTIC continues to focus on its long-term growth strategy of developing moderate-income communities, located in key submarkets within its target markets. During the second quarter ATLANTIC commenced construction on $37.1 million of multifamily communities, representing 620 units, bringing total developments under construction as of June 30, 1997, to $347.2 million (5,487 units) or approximately one-third of ATLANTIC's operating properties. While current starts continued to outpace completions in the first half of 1997, construction starts are expected to match completions by early 1998. "Our development pipeline is diversified across nine target markets as identified by our market research, and we carefully monitor the commencement of construction to ensure that unit deliveries match anticipated demand," said Mr. Potts.

Consistent with this development strategy, ATLANTIC' completed the acquisition of 72.1 acres of land in three target markets for the development of new communities. When development on this acquired land and other land owned or under control is completed, the total investment will be $321.8 million. "We anticipate starting between $200 to $250 million of this significant pipeline in 1998," Mr. Potts noted.

ATLANTIC had an average of $267.6 million of communities in lease-up and under construction during the second quarter, compared to $171.1 million for the same period in 1996, resulting in dilution of approximately $0.023 per share (approximately $0.05 per share for the first half of 1997). While properties in lease-up and under construction have a short-term dilutive impact on FFO, they are expected to add significantly to ATLANTIC's long-term performance as they achieve stabilization beginning in the fourth quarter of 1997 and beyond.

The company continues to selectively dispose of assets that no longer meet its investment objectives and intends to redeploy those proceeds into properties that will produce better long-term growth. During the second quarter, ATLANTIC disposed of two communities realizing $12.6 million in gross proceeds and disposed of a third community in July 1997 for $36.3 million. "Although these dispositions will have a short-term dilutive impact on ATLANTIC's funds from operations, we believe that it is in the best interest of our shareholders over the long term," said Mr. Potts.

Also during the second quarter, ATLANTIC completed a 4,077,200 common share equity offering, raising gross proceeds of $87.7 which were used to pay down the company's $350 million unsecured line of credit. The company recently received an investment-grade rating, allowing ATLANTIC to pursue its strategy of long-term, fixed-rate unsecured corporate debt. ATLANTIC also reported that its Board of Directors has declared a regular dividend of $0.39 per share, payable on August 26, 1997, to shareholders of record on August 12, 1997.

ATLANTIC is focused on becoming the preeminent real estate operating company for the development, acquisition, operation and long-term ownership of multifamily properties in the growth markets of the southeastern United States. ATLANTIC's primary objective is generating long-term, sustainable growth in per share cash flow. As of June 30, 1997, ATLANTIC's portfolio of multifamily communities included 19,265 operating units, 5,487 units under construction and an estimated 4,886 units in planning.

FOR MORE INFORMATION, CONTACT:    K. Scott Canon      (800)201-0632
                                        or
                                  Gerard de Gunzburg  (212)838-9292

In addition to historical information, this press release contains forward-looking statements under the federal securities laws. These statements are based on current expectations, estimates and projections about the industry and markets in which ATLANTIC operates, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict. Actual operating results may be affected by changes in national and local economic conditions, competitive market conditions, weather, obtaining governmental approvals and meeting development schedules, and therefore, may differ materially from what is expressed or forecasted in this press release.

                           SECURITY CAPITAL ATLANTIC
                                 Incorporated

                              Second Quarter 1997

                             Financial Highlights

       (in thousands, except per share amounts, share price and ratios)

                                            Three Months Ended                        Six Months Ended
                                                 June 30,                                 June 30,
-----------------------------------------------------------------------------------------------------------------
                                       1997       1996       % Change       1997           1996          % Change
-----------------------------------------------------------------------------------------------------------------
Operating Performance (1)
      Rental income                   $41,107    $32,876      25.04%       $80,822        $63,685         26.91%
      Net operating income            $25,243    $20,318      24.24%       $49,623        $38,391         29.26%

      Funds from operations           $17,941    $13,170      36.23%       $34,431        $23,920         43.94%
      Funds from operations per
       share(2)                         $0.44      $0.43       2.33%         $0.87          $0.82          6.10%

      Cash distributions paid per
       share(2)(3)                      $0.39      $0.42      -7.14%         $0.78          $0.84         -7.14%

                                                                         June 30,     December 31,
                                                                           1997           1996           % Change
                                                                        -----------------------------------------
Financial Position
   Assets
      Real estate investments before depreciation                       $1,237,576     $1,157,235          6.94%
      Total assets                                                      $1,279,605     $1,135,065         12.73%


   Book Capitalization
      Total long term debt                                                $155,037       $155,790         -0.48%
      Total debt                                                          $433,787       $383,790         13.03%

      Total long term undepreciated book capitalization                 $1,014,059       $895,598         13.23%
      Total undepreciated book capitalization                           $1,292,809     $1,123,598         15.06%

      Total long term debt/total long term undepreciated book
       capitalization                                                       15.29%         17.40%        -12.13%
      Total debt/total undepreciated book capitalization                    33.55%         34.16%         -1.79%

   Market Capitalization
      Total shares outstanding                                              41,969         37,892         10.76%
      Share price                                                         $23.9375         $24.50         -2.30%
      Equity market capitalization                                      $1,004,633       $928,354          8.22%

NOTES

(1) Operating Performance: Except for distributions, 1996 information reflects pro forma data assuming the spin-off of ATLANTIC's Homestead Village(R) extended-stay lodging assets ("Homestead Assets") to a newly formed company, Homestead Village Incorporated ("Homestead") as of January 1, 1996. Distributions and all 1997 information reflect actual amounts.

(2) All share and per share amounts reflect the one-for-two reverse stock split that occurred on September 10, 1996.

(3) In light of the Homestead Village spin-off and ATLANTIC's initial public offering in October 1996, the ATLANTIC Board of Directors adjusted the distribution level for 1997.


                        Supplemental Information Page 1

                           SECURITY CAPITAL ATLANTIC
                                 Incorporated

                              Second Quarter 1997

                    Statements of Funds From Operations (1)

                    (in thousands except per share amounts)


                                               Three Months Ended             Six Months Ended
                                                    June 30,                      June 30,
----------------------------------------------------------------------------------------------------
                                                1997         1996            1997            1996
----------------------------------------------------------------------------------------------------
Revenues:

   Rental income                               $41,107      $32,876         $80,822          $63,685
   Homestead convertible mortgages interest
    income                                         663           --             828               --
   Other interest income                           104          101             161              167
----------------------------------------------------------------------------------------------------
                                               $41,874      $32,977         $81,811          $63,852
----------------------------------------------------------------------------------------------------

Expenses:

   Rental expenses                             $10,260       $8,356         $20,234          $16,851
   Real estate taxes                             4,017        2,982           7,866            6,086
   Property management fees:
        Paid to affiliate                        1,416          973           2,696            1,893
        Paid to third parties                      171          247             403              464
   Interest                                      4,624        4,624           9,385            9,816
   REIT management fee                           3,200        2,446           6,229            4,436
   General and administrative                      237          148             502              330
   Other                                             8           31              65               56
----------------------------------------------------------------------------------------------------
                                               $23,933      $19,807         $47,380          $39,932
----------------------------------------------------------------------------------------------------

Funds from operations                          $17,941      $13,170         $34,431          $23,920
----------------------------------------------------------------------------------------------------

Weighted average shares outstanding (2)         41,228       30,393          39,569           29,085
----------------------------------------------------------------------------------------------------


Funds from operations per share (2)              $0.44        $0.43           $0.87            $0.82
----------------------------------------------------------------------------------------------------

Incremental Value Per ATLANTIC Share Resulting From the Ownership of Homestead
                             Convertible Mortgages

   During 1997 and early 1998, ATLANTIC will complete the funding of $98.0 million of convertible mortgages on Homestead development properties. These mortgages are convertible into Homestead common shares at a price of $11.50 per share. ATLANTIC's ownership of the Homestead mortgages results in the following incremental value per ATLANTIC share.


     Homestead common share price (at 6/30/97)                     $17.875
     Conversion price                                              $11.500
     ---------------------------------------------------------------------
     Incremental value per Homestead common share                   $6.375

     Homestead common shares upon conversion (at full funding)       8,522
     ---------------------------------------------------------------------
     Total incremental value                                       $54,328

     ATLANTIC shares outstanding (at 6/30/97)                       41,969
     ---------------------------------------------------------------------
     Total Incremental value per ATLANTIC share                      $1.29

NOTES

(1) The 1996 Statements of Funds From Operations were prepared on a pro forma basis assuming the spin-off of Homestead Assets as of January 1, 1996. The Homestead Village spin-off occurred on October 17, 1996; therefore, the 1997 Statements of Funds From Operations reflect actual amounts.

(2) All share and per share amounts reflect the one-for-two reverse stock split that occurred on September 10, 1996.


                        Supplemental Information Page 2

                           SECURITY CAPITAL ATLANTIC
                                 Incorporated

                              Second Quarter 1997

                            Statements of Earnings

    (Historical Operating Results, Not Adjusted for Homestead Spin-off (1))

                    (in thousands except per share amounts)

                                                    Three Months Ended           Six Months Ended
                                                         June 30,                     June 30,
----------------------------------------------------------------------------------------------------
                                                    1997         1996            1997         1996
----------------------------------------------------------------------------------------------------
Revenues:
   Rental income                                   $41,107      $32,876         $80,822      $63,685
   Homestead convertible mortgages interest income     744           --             929           --
   Other interest income                               104          104             161          176
----------------------------------------------------------------------------------------------------
                                                   $41,955      $32,980         $81,912      $63,861
----------------------------------------------------------------------------------------------------

Expenses:
   Rental expenses                                 $10,260       $8,356         $20,234      $16,851
   Real estate taxes                                 4,017        2,982           7,866        6,086
   Property management fees:
        Paid to affiliate                            1,416          973           2,696        1,893
        Paid to third parties                          171          247             403          464
   Depreciation                                      6,451        4,793          12,583        9,597
   Interest                                          4,624        3,764           9,385        8,106
   REIT management fee                               3,200        2,581           6,229        4,704
   General and administrative                          237          160             502          347
   Provision for possible loss on investments           --           --             200           --
   Other                                                 8           39              65           78
----------------------------------------------------------------------------------------------------
                                                   $30,384      $23,895         $60,163      $48,126
----------------------------------------------------------------------------------------------------
Earnings from operations                           $11,571       $9,085         $21,749      $15,735
Gain on disposition of real estate                     259          662             259          662
----------------------------------------------------------------------------------------------------

Net earnings                                       $11,830       $9,747         $22,008      $16,397
----------------------------------------------------------------------------------------------------

Weighted average shares outstanding (2)             41,228       30,393          39,569       29,085
----------------------------------------------------------------------------------------------------

Per share amounts:
Earnings per share (2)                               $0.29        $0.32           $0.56        $0.56
----------------------------------------------------------------------------------------------------

Cash distributions paid per share (2)(3)             $0.39        $0.42           $0.78        $0.84
----------------------------------------------------------------------------------------------------

                            Reconciliation of Funds From Operations (1)

Net earnings                                       $11,830       $9,747         $22,008      $16,397
Gain on disposition of real estate                    (259)        (662)           (259)        (662)
Depreciation                                         6,451        4,793          12,583        9,597
Amortization related to Homestead convertible
 mortgages                                             (81)          --            (101)          --
Provision for possible loss on investments              --           --             200           --
----------------------------------------------------------------------------------------------------

Funds from operations                              $17,941      $13,878         $34,431      $25,332
----------------------------------------------------------------------------------------------------

Weighted average shares outstanding (2)             41,228       30,393          39,569       29,085
----------------------------------------------------------------------------------------------------

Funds from operations per share (2)                  $0.44        $0.46           $0.87        $0.87
----------------------------------------------------------------------------------------------------

NOTES

(1) The Statements of Earnings represent ATLANTIC's historical earnings and are reconciled to ATLANTIC's historical Funds From Operations. The 1996 statement does not give effect to pro forma calculations relating to the spin-off of the Homestead Assets.

(2) All share and per share amounts reflect the one-for-two reverse stock split that occurred on September 10, 1996.

(3) In light of the Homestead Village spin-off and ATLANTIC's initial public offering in October 1996, the ATLANTIC Board of Directors adjusted the distribution level for 1997.

                        Supplemental Information Page 3

                           SECURITY CAPITAL ATLANTIC
                                 Incorporated

                              Second Quarter 1997

                                Balance Sheets

                    (in thousands except per share amounts)

                                                     June 30,     December 31,
------------------------------------------------------------------------------
Assets                                                 1997           1996
------------------------------------------------------------------------------
   Real estate                                      $1,237,576     $1,157,235
   Less:  accumulated depreciation                      52,885         41,166
                                                    ----------     ----------
                                                     1,184,691      1,116,069
   Homestead convertible mortgages                      71,304             --
   ---------------------------------------------------------------------------
             Net investments                         1,255,995      1,116,069

   Cash and cash equivalents - unrestricted              2,861          4,339
   Cash and cash equivalents - restricted
    tax-deferred exchange proceeds                       3,826          1,672
   Other assets                                         16,923         12,985
   ---------------------------------------------------------------------------
             Total assets                           $1,279,605     $1,135,065
   ---------------------------------------------------------------------------


------------------------------------------------------------------------------
Liabilities and shareholders' equity
------------------------------------------------------------------------------

Liabilities:
   Line of credit                                     $278,750       $228,000
   Mortgages payable                                   155,037        155,790
   Distributions payable                                    --         14,778
   Accounts payable                                     14,769         20,076
   Accrued expenses and other liabilities               24,912         17,779
   ---------------------------------------------------------------------------
             Total liabilities                        $473,468       $436,423
   ---------------------------------------------------------------------------

Shareholders' equity:
   Shares, $0.01 par value                                $420           $379
   Additional paid-in capital                          830,072        747,640
   Unrealized gains on Homestead convertible
    mortgages                                           19,351             --
   Distributions in excess of net earnings             (43,706)       (49,377)
   ---------------------------------------------------------------------------
             Total shareholders' equity               $806,137       $698,642
   ---------------------------------------------------------------------------
             Total liabilities and shareholders'
              equity                                $1,279,605     $1,135,065
   ---------------------------------------------------------------------------


Share data:
   Weighted average shares outstanding                  39,569         32,028
                                                        ======         ======
   Total shares outstanding                             41,969         37,892
                                                        ======         ======


                        Supplemental Information Page 4